
September 30, 2010

Jim Schutz
Chief Operating Officer, General Counsel, Corporate Secretary and Director
Oculus Innovative Sciences, Inc.
1129 N. McDowell Blvd.
Petaluma, CA 94954

> **Re:** **Oculus Innovative Sciences, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2010**
> **Filed June 8, 2010**
> **File No. 001-33216**

Dear Mr. Schutz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 10. Directors, Executive Officers and Corporate Governance, page 75

1.   Please revise future filings to discuss briefly, for each director, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director, in light of your business and structure. Refer to Regulation S-K Item 401(e).

Item 11. Executive Compensation, page 75

2.   Please revise future filings to describe any material factors necessary to an understanding of the information disclosed in the summary compensation table. For example, we note that you did not discuss the $23,000 cash bonus awarded to Mr. Schutz on pages 15-17 of the definitive proxy statement, which was incorporated by reference. Refer to Regulation S-K Item 402(o).

Jim Schutz
Oculus Innovative Sciences, Inc.
September 30, 2010
Page 2


Item 12. Security Ownership of Certain Beneficial Owners . . . , page 75

3.      We note your disclosure on page 18 of your definitive proxy statement, which was
        incorporated by reference.  Please tell us how you determined that Robert Burlingame
        and Seamus Burlingame did not beneficially own more than 5% of your outstanding
        common stock.  We note your previous disclosure on page 19 of your definitive proxy
        statement filed July 29, 2009 that as of July 29, 2009 these two individuals owned
        1,755,486 and 1,580,504 shares, respectively, and it appears that you have had multiple
        direct transactions with these individuals.

Item 13. Certain Relationships, Related Transactions . . . , page 75

4.      Please revise future filings to include the approximate dollar value of the listed related
        party transactions, the largest aggregate amount outstanding during the period, the
        amount paid during the period, and the amount outstanding at the latest practicable date.
        Refer to Regulation S-K Item 404(a).

5.      We note that you do not appear to have described all of your related party transactions.
        For example, it is unclear why you have not:

        •   Described the terms of your purchase agreement with Robert Burlingame dated
            January 26, 2009;
        •   Disclosed your agreements with Seamus Burlingame on January 26, 2009 and
            February 24, 2009; and
        •   Explained the impact of the termination of the January 26, 2009 purchase agreements
            with Robert Burlingame and Seamus Burlingame in the February 24, 2009 purchase
            agreement, which are included as exhibits to your filing.  For example, had Robert or
            Seamus Burlingame purchased shares under the January 26, 2009 purchase
            agreements?  What were the changes in the material terms of the purchase
            agreements?

        Please tell us why you have not provided such disclosure and how you intend to address
        this in future filings.

6.      Please tell us why you did not file as exhibits your July 24, 2009 amendment to your
        commercial agreement to sell your Vetericyn products or your September 15, 2009
        commercial agreement to sell your Microcyn over-the-counter liquid and gel products.
        Refer to Regulation S-K Item 601(b)(10).

Exhibits

7.      Please file complete Exhibits 10.41, 10.42, 10.49, and 10.50, including all exhibits and
        signature pages.  We note that Exhibits 10.41, 10.42, and 10.49 did not include the

signature pages with names and signatures of the purchasers or investors and that Exhibits 10.49 and 10.50 do not list any investors in Schedule A.

Exhibit 21.1

8.      Tell us, with a view towards revising your disclosure, what are your current subsidiaries. We note that the list of subsidiaries incorporated by reference is not consistent with your disclosure in "Principles of Consolidation" on page 52.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aslynn Hogue at (202) 551-3841 or Jay Mumford, Senior Attorney, at (202) 551-3637 with any questions.

                                        Sincerely,


                                        Russell Mancuso
                                        Branch Chief